UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 27a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number: 001-38376

Central Puerto S.A.
(Exact name of registrant as specified in its charter)

Port Central S.A.

(Translation of registrant’s name into English)

Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

CENTRAL PUERTO S.A

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Central Puerto S.A.

Consolidated financial statements for the three-month period ended March 31, 2024

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Registered office: Av. Edison 2701 - Ciudad Autónoma de Buenos Aires - República Argentina

FISCAL YEAR N° 33 BEGINNING JANUARY 1, 2024

FINANCIAL STATEMENTS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2024

CUIT (Argentine taxpayer identification number): 33-65030549-9. Date of registration with the Public Registry of Commerce:

–	Of the articles of incorporation: March 13, 1992.

–	Of the last amendment to by-laws: December 29, 2022.

Registration number with the IGJ (Argentine regulatory agency of business associations): 1.855, Book 110, Volume A of Corporations.

Expiration date of the articles of incorporation: March 13, 2091.

The Company is not enrolled in the Statutory Optional System for the Mandatory Acquisition of Public Offerings.

CAPITAL STRUCTURE

(stated in pesos)

	Subscribed, paid-in, issued and registered
Class of shares	Outstanding shares	Treasury shares	Total
1,514,022,256 common, outstanding book-entry shares, with face value of 1 each and entitled to one vote per share.	1,502,744,633	11,277,623	1,514,022,256

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the three-month period ended March 31, 2024

		03-31-2024	03-31-2023
	Notes	Unaud ited
		ARS 000	ARS 000
Revenues	4	128,712,627	105,571,159
Cost of sales	Exhibit F	(72,826,089)	(64,685,292)
Gross income		55,886,538	40,885,867
Administrative and selling expenses	Exhibit H	(12,930,078)	(9,153,443)
Other operating income	5.1	29,765,412	48,606,698
Other operating expenses	5.2	(620,913)	(1,160,289)
Operating income		72,100,959	79,178,833
Loss on net monetary position		(4,941,802)	(39,731,159)
Finance income	5.3	18,654,061	26,339,498
Finance expenses	5.4	(37,019,594)	(57,056,856)
Share of the profit of associates		(3,262,016)	(2,855,864)
Income before income tax		45,531,608	5,874,452
Income tax for the period	6	(18,032,732)	(5,372,448)
Net income for the period		27,498,876	502,004
Attributable to:
– Equity holders of the parent		23,700,560	577,770
– Non-controlling interests		3,798,316	(75,766)
		27,498,876	502,004
Basic and diluted earnings per share (ARS)		15.77	0.38

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

as at March 31, 2024

		03-31-2024	12-31-2023
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets Non-current assets
Property, plant and equipment	Exhibit A	1,161,489,158	1,150,709,523
Intangible assets	Exhibit B	23,358,443	24,192,895
Biological assets		140,669,901	135,310,678
Investment in associates		48,835,363	52,097,386
Inventories		8,873,857	9,069,376
Other non-financial assets	8.1	241,282	461,451
Trade and other receivables	7.1	155,434,166	234,403,588
Other financial assets	7.4	41,938,235	58,739,257
Deferred tax asset	6	10,224,837	19,200,660
		1,591,065,242	1,684,184,814
Current assets
Biological assets		10,112,909	10,247,680
Inventories		15,315,914	13,554,931
Other non-financial assets	8.1	15,767,800	18,529,122
Trade and other receivables	7.1	240,059,081	244,536,329
Other financial assets	7.4	85,640,775	136,214,198
Cash and cash equivalents		5,248,809	20,424,216
		372,145,288	443,506,476
Total assets		1,963,210,530	2,127,691,290
Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		375,177,617	375,177,617
Legal reserve		62,561,439	62,561,439
Voluntary reserve		525,075,670	525,075,670
Other equity accounts		(28,981,054)	(34,158,871)
Voluntary reserve for future dividends distribution		100,243,173	111,170,230
Retained earnings		248,181,940	224,430,485
Equity attributable to holders of the parent		1,283,772,807	1,265,770,592
Non-controlling interests		39,168,574	32,979,408
Total equity		1,322,941,381	1,298,750,000
Non-current liabilities Trade and other payables		2,244,449	-
Other non-financial liabilities	8.2	28,255,193	42,572,739
Loans and borrowings	7.3	294,951,121	434,205,539
Compensation and employee benefits liabilities	8.3	6,178,920	5,017,608
Provisions		2,028,920	2,932,375
Deferred income tax liabilities	6	120,935,065	120,030,656
		454,593,668	604,758,917
Current liabilities
Trade and other payables	7.2	54,694,067	75,512,970
Other non-financial liabilities	8.2	27,033,274	38,842,397
Loans and borrowings	7.3	75,424,280	74,007,583
Compensation and employee benefits liabilities	8.3	16,404,888	23,845,296
Income tax payable		10,226,651	9,511,549
Provisions	Exhibit E	1,892,321	2,462,578
		185,675,481	224,182,373
Total liabilities		640,269,149	828,941,290
Total equity and liabilities		1,963,210,530	2,127,691,290

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the three-month period ended March 31, 2024

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value(1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Voluntary reserve for future dividends distribution	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of January 1, 2024	1,514,022	375,177,617	62,561,439	525,075,670	(34,158,872)	111,170,231	224,430,482	1,265,770,589	32,979,409	1,298,749,998
Net income for the period	-	-	-	-	-	-	23,700,560	23,700,560	3,798,316	27,498,876
Total comprehensive income for the period	-	-	-	-	-	-	23,700,560	23,700,560	3,798,316	27,498,876
Equity transaction (Note 10)	-	-	-	-	5,177,818	-	-	5,177,818	2,390,849	7,568,667
Dividends in cash	-	-	-	-	-	(10,927,058)	50,898	(10,876,160)	-	(10,876,160)
As of March 31, 2024	1,514,022	375,177,617	62,561,439	525,075,670	(28,981,054)	100,243,173	248,181,940	1,283,772,807	39,168,574	1,322,941,381

(1) 11,277,623 common shares are held by subsidiaries.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

for the three-month period ended March 31, 2023

	Attributable to holders of the parent
	Capital stock		Retained earnings
	Face value(1)	Adjustment to capital stock	Legal reserve	Voluntary reserve	Other equity accounts	Unappropriated retained earnings	Total	Non-controlling interests	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of January 1, 2023	1,514,022	375,177,616	58,066,335	736,577,398	(27,430,151)	89,181,200	1,233,086,420	934,920	1,234,021,340
Net income (loss) for the period	-	-	-	-	-	577,770	577,770	(75,766)	502,004
Total comprehensive income (loss) for the period	-	-	-	-	-	577,770	577,770	(75,766)	502,004
Business combination (2)	-	-	-	-	-	-	-	12,421,344	12,421,344
As of March 31, 2023	1,514,022	375,177,616	58,066,335	736,577,398	(27,430,151)	89,758,970	1,233,664,190	13,280,498	1,246,944,688

(1)   8,977,630 common shares are held by subsidiaries.

(2)   Corresponds to the incorporation of the non-controlling interest resulting from the business combination with Central Costanera S.A. as described in Note 2.3.20 to the consolidated financial statements for the year ended December 31, 2023, already issued.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

CONSOLIDATED STATEMENT OF CASH FLOWS

for the three-month period ended March 31, 2024

	03-31-2024	03-31-2023
	Unaudited
Operating activities	ARS 000	ARS 000
Income for the period before income tax	45,531,608	5,874,452
Adjustments to reconcile income for the period before income tax to net cash flows:
Depreciation of property, plant and equipment	21,980,760	20,472,036
Amortization of intangible assets	834,452	2,628,872
Reversal of impairment / (impairment) of property, plant and equipment and intangible assets	-	(6,598)
Income from sale of property, plant and equipment and inventories	(10,047)	-
Recovery (Charge) discount of tax credits	(188,930)	7,191
Interest earned from customers	(10,386,157)	(9,610,279)
Finance income	(18,654,061)	(26,339,498)
Finance expenses	37,019,594	57,056,856
Share of the profit of associates	3,262,016	2,855,864
Movements in provisions and long-term employee benefit plan expense	3,273,366	1,113,273
Biological assets revaluation	(7,257,610)	(15,334,939)
Foreign exchange difference for trade receivables	(11,110,614)	(34,055,735)
Loss on net monetary position	27,701,859	41,996,338
Working capital adjustments:
(Increase) Decrease in trade and other receivables	(16,006,810)	4,270,396
(Increase) in other non-financial assets and inventories	(49,455,620)	(8,315,025)
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(45,003,228)	(22,185,805)
Interest received from customers	8,666,771	6,541,920
Tax interest paid	(6,202,277)	(5,409,098)
Income tax paid	(132,273)	-
Insurance recovery collected	-	178,912
Net cash flows (used in) provided by operating activities	(16,137,201)	21,739,133
Investing activities
Purchase of property, plant and equipment	(23,768,439)	(5,219,290)
Dividends collected	3,773,247	-
Sale of property, plant and equipment	10,047	-
Sales of other financial assets, net	27,954,568	8,899,070
Acquisition of subsidiaries and associates, net of cash acquired	-	(28,441,892)
Net cash flows provided by (used in) investing activities	7,969,423	(24,762,112)
Financing activities
Bank and investment accounts overdrafts received, net	16,769,906	21,771,917
Loans and other financial debts received	24,801,536	-
Loans and other financial debts paid	(26,352,181)	(5,436,796)
Direct financing and loans refinancing costs	(21,482)	-
Interest and other financial costs paid	(8,139,430)	(8,807,700)
Dividends paid	(10,272,612)	(3,284,677)
Net cash flows (used in) provided by financing activities	(3,214,263)	4,242,744
(Decrease) Increase in cash and cash equivalents	(11,382,041)	1,219,765
Exchange difference and other financial results	1,051,911	3,556,329
RECPAM generated by cash and cash equivalents	(4,845,277)	(5,987,450)
Cash and cash equivalents as of January 1	20,424,216	43,645,588
Cash and cash equivalents as of March 31	5,248,809	42,434,232

- 9 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

for the three-month period ended March 31, 2024

1. Corporate information and main business

Central Puerto S.A. (hereinafter the “Company”, ”we”, “us” or “CEPU”) and the companies that make up the business group (hereinafter the “Group”) form an integrated group of companies pertaining to the energy sector. The Group is mainly engaged in electric power generation.

CEPU was incorporated pursuant to Executive Order No. 122/92. We were formed in connection with privatization process involving Servicios Eléctricos del Gran Buenos Aires S.A. (“SEGBA”) in which SEGBA’s electricity generation, transportation, distribution and sales activities were privatized.

On April 1, 1992, Central Puerto S.A., the consortium-awardee, took possession over SEGBA’s Nuevo Puerto and Puerto Nuevo plants, and we began operations.

Our shares are listed on the BCBA (“Buenos Aires Stock Exchange”), and, since February 2, 2018, they are listed on the NYSE (“New York Stock Exchange”), both under the symbol “CEPU”.

In order to carry out its electric energy generation activity the Group owns the following assets:

–

Our Puerto complex is composed of two facilities, Central Nuevo Puerto (“Nuevo Puerto”) and Central Puerto Nuevo (“Puerto Nuevo”), located in the port of the City of Buenos Aires. Our Puerto complex’s facilities include steam turbines plants and a Combined Cycle plant and has a current installed capacity of 1,747 MW.

–	Our Luján de Cuyo plants are located in Luján de Cuyo, Province of Mendoza and have an installed capacity of 576 MW and a steam generating capacity of 125 tons per hour.

–	The Group also owns the concession right of the Piedra del Águila hydroelectric power plant located at the edge of Limay river in Neuquén province. Piedra del Águila has four 360 MW generating units.

–

The Group is engaged in the management and operations of the thermal plants José de San Martín and Manuel Belgrano through its equity investees Termoeléctrica José de San Martín S.A. (“TJSM”) and Termoeléctrica General Belgrano S.A. (“TMB”). Those entities operate the two thermal generation plants with an installed capacity of 865 MW and 873 MW, respectively. Additionally, through its subsidiary Central Vuelta de Obligado S.A. (“CVO”) the Group is engaged in the operation of the thermal plant Central Vuelta de Obligado, with an installed capacity of 816 MW.

–	The thermal station Brigadier López located in Sauce Viejo, Province of Santa Fe, with an installed power of 280.5 MW (open-cycle operation).

–	The thermal cogeneration plant Terminal 6 - San Lorenzo located in Puerto General San Martín, Santa Fe Province, with an installed power of 391 MW and 340 tn/h of steam production.

–

The thermal station Costanera located in the City of Buenos Aires operates a thermal generation plant which is made by six turbo-steam units with an installed power capacity of 1,131 MW and two combined cycle plants with an installed power capacity of 1,128 MW.

–

Generation plants using renewable energy sources with a total installed capacity of 473.8 MW of commercially available installed capacity from renewable energy sources, distributed as follows: (i) wind farm La Castellana 100.8 MW; (ii) wind farm La Castellana II 15.2 MW; (iii) wind farm La Genoveva 88.2 MW; (iv) wind farm La Genoveva II 41.8 MW; (v) wind farm Achiras 48 MW; (iv) wind farm Los Olivos 22.8 MW, (vii) wind farm Manque 57 MW and (viii) solar farm Guañizuil II A 100 MW.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

The Group is also engaged in the natural gas distribution public sector service in the Cuyo and Centro regions in Argentina, through its equity investees belonging to ECOGAS Group. On July 19, 2018, the National Gas Regulation Entity (Enargas) filed the Company with the Registry of Traders and Trade Agreements of Enargas.

Finally, through Proener S.A.U., a company fully controlled by CPSA, the Group is engaged in the forest activity since Proener S.A.U. is the parent company of: a) Forestal Argentina S.A. and Loma Alta Forestal S.A.; such companies own forestry assets which consist of 72,000 hectares approximately in Entre Ríos and Corrientes provinces, in which 43,000 hectares approximately are planted with eucalyptus and pine tree, and b) Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A.; such companies own forest assets that are made of approximately 88,063 hectares in Corrientes province, from which 26,000 are planted with pine tree (over a total 36,000 hectares plantable area).

The issuance of Group’s consolidated financial statements of the three-month period ended March 31, 2024 was approved by the Company’s Board of Directors on May 10, 2024.

1.1. Overview of Argentine Electricity Market

Transactions among different participants in the electricity industry take place through the wholesale electricity market (“WEM”) which is a market in which generators, distributors and certain large users of electricity buy and sell electricity at prices determined by supply and demand (“Term market”) and also, where prices are established on an hourly basis based on the economic production cost, represented by the short term marginal cost measured at the system’s load center (“Spot market”). CAMMESA (Compañía Administradora del Mercado Mayorista Eléctrico Sociedad Anónima) is a quasi-government organization that was established to administer the WEM and functions as a clearing house for the different market participants operating in the WEM. Its main functions include the operation of the WEM and dispatch of generation and price calculation in the Spot market, the real-time operation of the electricity system and the administration of the commercial transactions in the electricity market.

After the Argentine economic crisis in 2001 and 2002 and the Convertibility Law, the costs of generators increased as a result of the Argentine peso devaluation. In addition, the price of fuel for their generation increased as well. The increasing generation costs combined with the freezing of rates for the final user decided at the time by National Government led to a permanent deficit in CAMMESA accounts, which faced difficulties to pay the energy purchases to generators. Due to this structural deficit, the Secretariat of Energy issued a series of regulations to keep the electricity market working despite the deficit.

1.2. Amendments to WEM regulations

a) Secretariat of Energy Resolution No. 574/2023, 2/2024 and 33/2024

On July 11, 2023, Resolution No. 574/2023 was published, which extended for 60 days (with the possibility of being extended for 60 days more) the termination date for the Concession Agreement of the Hydroelectric Power Station Piedra del Águila, among other Argentine Hydroelectric Power Stations, whose concession term ends during 2023.

On January 17, 2024, through Resolution No. 2/2024, published in the Official Gazette, the transition period of the concession agreement was extended for 60 days as from February 28, 2024. Then, through Resolution No. 33/2024, published in the Official Gazette on March 18, 2024, the termination term of the concession agreement was extended again for 60 days as from April 28, 2024, so that such term expires on June 27, 2024.

b) Secretariat of Energy Resolution No. 9/2024

On February 8, 2024, Resolution No. 9/2024 (“Resolution 9”) of the Secretariat of Energy was published in the Official Gazette. This Resolution updated the power and energy remuneration values of the generation not committed under contracts. In addition, Exhibits I to IV of Resolution 869 were replaced and a 74% increase as from February 1, 2024 was established.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

c) Secretariat of Energy Resolution No. 58/2024 and 66/2024

On May 8, 2024, Secretariat of Energy Resolution No. 58/2024 as amended by Resolution No. 66/2024 was published in the Official Gazette (the “Resolution”) whereby an exceptional, temporary, and unique payment regime was established for MEM transactions for December 2023, and January and February 2024. Such Resolution (i) orders CAMMESA to prepare and determine the amounts of the credit for the economic transactions with each of MEM Creditor Agents in a term of 5 (five) working days as from the entering into force of the Resolution; (ii) establishes that the lack of agreement regarding such amounts authorizes the Creditor Agents to resort to the corresponding judicial, administrative and/or out-of-court means; (iii) and establishes that once the amounts are determined and the corresponding agreements entered into, CAMMESA shall pay the transactions as follows: a) the settlement for the transactions for December 2023 and January 2024 shall be paid 10 (ten) working days counted as from the date of individual agreements through the delivery of bond AE38 USD; the calculation of nominal amounts to be delivered per each bond shall be at the reference exchange rate (Communication “A” 3500) at the quote in force at closing on the date of the formal acceptance by Creditor Agents; b) settlement for February 2024 shall be paid with available funds in bank accounts authorized in CAMMESA for collection and with the available funds for the transferences made by the Argentine State to the Unified Fund destined at the Stabilization Fund. The Group´s MEM economic transactions for December 2023 and January and February 2024 amount to 30,681,066, 30,930,604 and 40,511,360 (VAT included), respectively.

The Company is analyzing the Resolution’s implications and is evaluating the necessary measures that may be carried out to preserve its rights. As of the date of the Resolution, should the Company accept its application, it shall have an estimated negative economic impact for the Group of approximately 24,450,000. These financial statements do not include the recognition of any effect derived from the Resolution.

2. Basis of preparation of the consolidated financial statements

2.1. Applied Professional Accounting Standards

The Company prepares its condensed consolidated financial statements pursuant to the regulations in force of the Argentine Securities Commission (CNV) on Chapter III, Title IV of the CNV Regulations (N.T. 2013 as amended). Under section 1 of such section of the Regulations, companies issuing negotiable instruments must present their condensed consolidated financial statements applying Technical Resolution 26 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”), which resolution establishes the application of the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), its amendments and adoption circulars of IFRS that FACPCE may establish in accordance with such Technical Resolution. Interim condensed financial statements must apply the International Accounting Standard 34 (“IAS”) “Interim Financial Reporting”.

2.2. Basis of presentation and consolidation

These condensed consolidated financial statements for the three-month period ended March 31, 2024 were prepared applying the financial information framework prescribed by CNV as mentioned in Note 2.1.

In preparing these condensed consolidated financial statements, the Group applied the significant accounting policies, estimates and assumptions described in notes 2.3 and 2.4 of the issued financial statements for the year ended December 31, 2023.

These condensed consolidated financial statements include all the necessary information for a proper understanding by their users of the relevant facts and transactions subsequent to the issuance of the last annual financial statements for the year ended December 31, 2023 and up to the date of these interim condensed consolidated financial statements. However, these condensed consolidated financial statements include neither all the information nor the disclosures required for the annual financial statements prepared in accordance with IAS 1 (Presentation of financial statements). Therefore, these condensed consolidated financial statements must be read together with the annual financial statements for the year ended December 31, 2023.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

The Group’s consolidated financial statements are presented in Argentine pesos, which is the Group’s functional currency, and all values have been rounded to the nearest thousand (ARS 000), except when otherwise indicated.

2.2.1. Measuring unit

The financial statements as at March 31, 2024, including the figures for the previous period (this fact not affecting the decisions taken on the financial information for such periods) were restated to consider the changes in the general purchasing power of the functional currency of the Company (Argentine peso) pursuant to IAS 29 and General Resolution No. 777/2018 of the Argentine Securities Commission. Consequently, the financial statements are stated in the current measurement unit at the end of the reported period.

The effects caused by the application of IAS 29 are detailed in note 2.2.2 to the issued consolidated financial statements for the year ended December 31, 2023.

Regard being had to the mentioned index, the inflation was of 51.62% and 21.74% in the three-month periods ended March 31, 2024 and 2023, respectively.

2.3. Changes in accounting policies

New standards and interpretations adopted

As from the fiscal year beginning January 1, 2024, the Group has applied for the first time certain new and/or amended standards and interpretations as issued by the IASB.

Below is a brief description of the new and/or amended standards and interpretations adopted by the Group and their impact on these consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

In January 2020 and October 2022, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify: (i) What is meant by a right to defer settlement; (ii) that a right to defer must exist at the end of the reporting period; (iii) that classification is unaffected by the likelihood that an entity will exercise its deferral right and (iv) that only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

In addition, a requirement has been introduced to require disclosure when a liability arising from a loan agreement is classified as non-current and the entity’s right to defer settlement is contingent on compliance with future covenants within twelve months.

These amendments have not had a significant impact on the Group's condensed financial statements.

Supplier Finance Arrangements - Amendments to IAS 7 and IFRS 7

In May 2023, the IASB issued amendments to IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to clarify the characteristics of supplier finance arrangements and require additional disclosure of such arrangements. The disclosure requirements in the amendments are intended to assist users of financial statements in understanding the effects of supplier finance arrangements on an entity’s liabilities, cash flows and exposure to liquidity risk.

The transition rules clarify that an entity is not required to present information in any interim period in the year of initial application of the amendments. Therefore, these amendments have had no significant impact on the Group's condensed financial statements.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

Amendments to IFRS 16: Lease liability in subsequent sale and leaseback

In September 2022, IASB issued amendments to IFRS 16 to clarify the requirements a seller-lessee uses to measure liabilities in a leaseback from a subsequent sale and leaseback transaction to guarantee the seller- lessee does not recognize any amount of the gain or loss that relates to the right of use it retains.

These amendments have not had a significant impact on the Group's condensed financial statements.

3. Operating segments

The following provides summarized information of the operating segments for the three-month periods ended March 31, 2024 and 2023:

	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and Eliminations	Total
As of March 31, 2024	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Revenues	97,975,039	25,306,525	19,641,798	3,628,162	1,424,679	(19,263,576)	128,712,627
Cost of sales	(58,769,423)	(8,710,586)	(19,725,090)	(3,274,536)	(1,891,379)	19,544,925	(72,826,089)
Administrative and selling expenses	(11,142,952)	(1,216,662)	(9,061,514)	(570,464)	-	9,061,514	(12,930,078)
Other operating income	22,435,735	468,736	1,052,872	6,846,633	14,308	(1,052,872)	29,765,412
Other operating expenses	351,570	(423,347)	(339,096)	(542,940)	(6,196)	339,096	(620,913)
Operating income	50,849,969	15,424,666	(8,431,029)	6,086,855	(458,588)	8,629,086	72,100,959
Other (expenses) income	(79,935,714)	39,571,167	(4,764,364)	(565,724)	(340,476)	1,433,028	(44,602,083)
Net (loss) income for the segment	(29,085,745)	54,995,833	(13,195,393)	5,521,131	(799,064)	10,062,114	27,498,876
Share in the net (loss) income for the segment	(29,085,745)	54,995,833	(3,133,279)	5,521,131	(799,064)	-	27,498,876

	Electric Power Generation from conventional sources	Electric Power Generation from renewable sources	Natural Gas Transport and Distribution (1) (2)	Forest activity	Others (1)	Adjustments and Eliminations	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
As of March 31, 2023
Revenues	84,352,867	17,898,087	32,854,760	1,044,011	1,622,891	(32,201,457)	105,571,159
Cost of sales	(54,245,173)	(7,038,687)	(33,096,639)	(1,338,127)	(1,709,068)	32,742,402	(64,685,292)
Administrative and selling expenses	(8,268,958)	(688,456)	(10,088,176)	(196,029)	-	10,088,176	(9,153,443)
Other operating income	41,728,828	2,150,513	1,573,624	4,677,434	49,927	(1,573,628)	48,606,698
Other operating expenses	(446,635)	(7,757)	(658,074)	(705,823)	(74)	658,074	(1,160,289)
Operating income	63,120,929	12,313,700	(9,414,505)	3,481,466	(36,324)	9,713,567	79,178,833
Other (expenses) income	(66,716,045)	(8,415,114)	(902,048)	(695,368)	110,236	(2,058,490)	(78,676,829)
Net income (loss) for the segment	(3,595,116)	3,898,586	(10,316,553)	2,786,098	73,912	7,655,077	502,004
Share in the net (loss) income for the segment	(3,595,116)	3,898,586	(2,661,476)	2,786,098	73,912	-	502,004

(1) Includes information from associates.

(2) Includes income (expenses) related to resale of gas transport and distribution capacity.

- 14 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

4. Revenues

	03- 31-2024	03-31-2023
	ARS 000	ARS 000
Spot market revenues	62,419,661	51,701,109
Sales under contracts	55,537,692	45,402,868
Steam sales	5,324,211	5,146,976
Forest activity revenues	3,628,162	1,044,011
Resale of gas transport and distribution capacity	378,222	653,303
Revenues from CVO thermal plant management	1,424,679	1,622,892
	128,712,627	105,571,159

5.  Other income and expenses

5.1. Other operating income

	03-31-2024		03-31-2023
	ARS 000		ARS 000
Interest earned from customers	10,518,430	(1)	9,610,279	(1)
Foreign exchange difference, net	11,110,614	(2)	34,055,735	(2)
Income (loss) for growth and revaluation of biological assets	7,257,610		4,661,399
Recovery related to discount of tax credits	188,930		-
Income from sale of property, plant and equipment	10,047		6,598
Others	679,781		272,687
	29,765,412		48,606,698

(1) Includes 4,907,625 and 4,685,602 related to CVO receivables for the three-month periods ended March 31, 2024 and 2023, respectively.

(2) Includes 10,811,080 and 31,729,168 related to CVO receivables for the three-month periods ended March 31, 2024 and 2023, respectively.

5.2. Other operating expenses

	03-31-2024	03-31-2023
	ARS 000	ARS 000
Forestry expenses	(215,913)	(1,089,057)
Net charge related to the provision for lawsuits and claims (Exhibit E)	(268,164)	(31,305)
Net charge related to the allowance for doubtful accounts and other receivables (Exhibit E)	(4,563)	(3,786)
Trade and tax interests	(132,273)	-
Charge related to discount of tax credits	-	(7,191)
Others	-	(28,950)
	(620,913)	(1,160,289)

5.3. Finance income

	03-31-2024	03-31-2023
	ARS 000	ARS 000
Interest earned	1,434,361	1,486,628
Net income on financial assets at fair value through profit or loss (1)	15,957,328	24,852,870
Interest rate swap result	1,262,372	-
	18,654,061	26,339,498

(1) Net of 39,452 and 155,458 corresponding to turnover tax for the three-month periods ended March 31, 2024 and 2023, respectively.

- 15 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A

5.4.Finance expenses

	03-31-2024	03-31-2023
	ARS 000	ARS 000
Interest on loans	(12,594,712)	(8,761,326)
Foreign exchange differences	(23,568,387)	(46,668,213)
Bank commissions for loans and others	(811,706)	(1,138,466)
Interest rate swap result	-	(306,739)
Others	(44,789)	(182,112)
	(37,019,594)	(57,056,856)

6. Income tax

The major components of income tax during the three-month periods ended March 31, 2024 and 2023, are the following:

Consolidated statements of income and comprehensive income

Consolidated statement of income

	03-31-2024	03-31-2023
	ARS 000	ARS 000
Current income tax
Income tax charge for the period	(8,152,498)	(13,807,374)
Deferred income tax
Related to the net variation in temporary differences	(9,880,234)	8,434,926
Income tax	(18,032,732)	(5,372,448)

The reconciliation between income tax in the consolidated statement of income and the accounting income multiplied by the statutory income tax rate for the three-month periods ended March 31, 2024 and 2023, is as follows:

	03-31-2024	03-31-2023
	ARS 000	ARS 000
Income before income tax	45,531,608	5,874,452
At statutory income tax rate 35%	(15,936,062)	(2,056,059)
Share of the profit of associates	1,200,089	425,275
Effect related to the discount of income tax payable	4,933,072	2,579,108
Loss on net monetary position	(11,501,648)	(5,323,825)
Losses used	2,089,622	-
IFRIC 23 effect	1,000,240	-
Unrecognized tax-loss carryforwards	-	(1,999,946)
Others	181,955	1,002,999
Income tax for the period	(18,032,732)	(5,372,448)

- 16 -

Deferred income tax

Deferred income tax relates to the following:

	Consolidated statement of financial position		Consolidated statement of income and statement of other comprehensive income
	03-31-2024	12-31-2023	03-31-2024	03-31-2023
	ARS 000	ARS 000	ARS 000	ARS 000
Trade receivables	21,106	365,855	(344,749)	(7,455)
Other financial assets	204,265	(68,253)	272,517	679
Provisions and others	(7,338,764)	(9,434,513)	2,095,748	(22,830)
Employee benefit liability	2,539,787	2,076,565	463,222	414,636
Investments in associates	(16,554,164)	(17,759,127)	1,204,964	830,350
Property, plant and equipment - Material & spare parts - Intangible assets	(86,849,303)	(88,820,716)	1,971,413	1,145,261
Deferred tax income	(19,729,657)	(29,954,523)	10,224,866	2,027,376
Tax loss carry-forward	17,543,705	44,733,335	(27,189,629)	606,767
Tax inflation adjustment - Asset	(35,113)	88,418	(123,530)	(318,084)
Tax inflation adjustment - Liability	(512,089)	(2,057,037)	1,544,945	3,758,226
Deferred income tax income			(9,880,234)	8,434,926
Deferred income tax liabilities, net	(110,710,228)	(100,829,996)

Deferred income tax liability, net, disclosed in the consolidated statement of financial position

	Consolidated statement of financial position
	03-31-2024	12-31-2023
	ARS 000	ARS 000
Deferred income tax asset	10,224,837	19,200,660
Deferred income tax liability	(120,935,065)	(120,030,656)
Deferred income tax liability, net	(110,710,228)	(100,829,996)

7. Financial assets and liabilities

7.1. Trade and other receivables

	03-31-2024	12-31-2023
	ARS 000	ARS 000
Non-current:
Trade receivables - CAMMESA	155,415,055	234,374,612
Receivables from shareholders (Note 16)	19,068	28,911
Guarantee deposits	43	65
	155,434,166	234,403,588
Current:
Trade receivables - CAMMESA	214,174,423	208,282,224
Trade receivables - YPF S.A. and YPF Energía Eléctrica S.A.	4,430,434	4,157,028
Trade receivables - Large users	9,474,829	13,920,159
Trade receivables - Forest clients	2,321,306	3,018,906
Receivables from associates and other related parties (Note 16)	31	-
Other receivables	9,702,068	15,217,824
	240,103,091	244,596,141
Allowance for doubtful accounts - Exhibit E	(44,010)	(59,812)
	240,059,081	244,536,329

- 17 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

CVO receivables: As described in note 1.2.a) to the issued consolidated financial statements as of December 31, 2023, in 2010 the Company approved a new agreement with the former Energy Secretariat (the “CVO agreement”) and as from March 20, 2018, CAMMESA granted the commercial operations as a combined cycle of Central Vuelta de Obligado thermal power plant (the “Commercial Approval”).

Receivables under CVO agreement are disclosed under “Trade receivables - CAMMESA”. CVO receivables are expressed in USD and they accrue LIBOR interest at a 5% rate. Due to the fact that as from June 30, 2023, the calculation and publication of the LIBO rate were suspended, as at the issuance date of these financial statements, the Company and the enforcement authorities are still in the process of defining the new applicable interest rate, in accordance with the recommendations of the local and international regulatory entities, the market good practices and the characteristics and particulars of such credit.

As a consequence of the Commercial Approval and in accordance with the CVO agreement, the Company collects the CVO receivables converted in US dollars in 120 equal and consecutive installments.

During the three-month periods ended March 31, 2024 and 2023, collections of CVO receivables belonging to CPSA amounted to 8,934,603 and 15,055,018, respectively. Also, collections of CVO receivables belonging to Central Costanera S.A. amounted to 151,518 and 251,793 during the three-month period ended March 31, 2024 and during the period between the acquisition date of such company and March 31, 2023, respectively.

The information on the Group’s objectives and credit risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2023.

The breakdown by due date of trade and other receivables due as of the related dates is as follows:

			Past due
	Total	To due	90 days	90-180 days	180-270 days	270-360 days	More than 360 days
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
03-31-24	395,493,247	330,505,079	64,866,905	14,820	75,693	18,939	11,811
12-31-23	478,939,917	455,727,205	23,053,568	109,433	27,363	15,972	6,376

7.2. Trade and other payables

	03-31-2024	12-31-2023
Current:	ARS 000	ARS 000
Trade and other payables	54,394,296	75,083,049
Payables to associates and other related parties (Note 16)	299,771	429,921
	54,694,067	75,512,970

Trade payables are non-interest bearing and are normally settled on 60-day terms, except for those with longer maturities as defined in the respective contracts.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued consolidated financial statements as of December 31, 2023.

For the terms and conditions of payables to related parties, refer to Note 10.

- 18 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.3.Loans and borrowings

	03-31-2024		12-31-2023
	ARS 000		ARS 000
Non-current
Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6, 7.3.11, 7.3.12 and 7.3.13)	211,885,723	(1)	315,506,319	(1)
Corporate bonds - CPSA Program (Note 7.3.9)	83,065,398	(1)	118,699,220	(1)
	294,951,121		434,205,539
Current
Long-term loans for project financing (Notes 7.3.1, 7.3.2, 7.3.3, 7.3.4, 7.3.5, 7.3.6, 7.3.11, 7.3.12 and 7.3.13)	38,402,189	(1)	69,497,238	(1)
Corporate bonds - CPSA Program (Note 7.3.9)	1,473,051	(1)	1,867,416	(1)
Bank and investment accounts overdrafts	19,548,182		2,642,929
Short-term loans for import financing	416,418		-
Other loans and borrowings	15,584,440		-
	75,424,280		74,007,583

(1) Net of debt issuance costs.

(2) It corresponds to stock promissory notes for a total nominal value of 16,400,000 with maturity dates between April 3, 2024 and June 18, 2024, accruing an 89% average annual nominal rate. As of the date of these financial statements, stock promissory notes with a nominal value of 15,400,000 were paid at their maturity date.

7.3.1. Loans from the IIC-IFC Facility

On October 20, 2017 and January 17, 2018, CP La Castellana S.A.U. and CP Achiras S.A.U. (both of which are subsidiaries of CPR), respectively, agreed on the structuring of a series of loan agreements in favor of CP La Castellana S.A.U. and CP Achiras S.A.U., for a total amount of USD 100,050,000 and USD 50,700,000, respectively, with: (i) International Finance Corporation (IFC) on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Intercreditor Agreement Managed Program; (ii) Inter-American Investment Corporation (“IIC”), as lender on its behalf, acting as agent for the Inter-American Development Bank (“IDB”) and on behalf of IDB as administrator of the Canadian Climate Fund for the Private Sector in the Americas (“C2F”, and together with IIC and IDB, “Group IDB”, and together with IFC, “Senior Creditors”).

In accordance with the terms of the agreement subscribed by CP La Castellana S.A.U., USD 5 million accrue an interest rate equal to LIBOR plus 3.5%, and the rest at LIBOR plus 5.25%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, CP La Castellana S.A.U., together with IDB Group and IFC amended loan agreements on June 29, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 52 equal and consecutive installments as from February 15, 2019.

In accordance with the terms of the agreement subscribed by CP Achiras, USD 40.7 million accrue a fixed interest rate equal to 8.05%, and the rest accrue a 6.77% fixed interest rate. The loan is amortizable quarterly in 52 equal and consecutive installments as from May 15, 2019.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by CP La Castellana and CP Achiras until the projects reach the commercial operations date) hedging agreements, guarantee trusts, a mortgage, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

- 19 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

As of February 16, 2023, CP La Castellana and CP Achiras has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Guarantee Agreement posted by CPSA was released.

We also agreed to maintain, unless otherwise consented to in writing by each senior lender, ownership and control of the CP La Castellana and CP Achiras as follows: (i) until each project completion date, (a) we shall maintain (x) directly or indirectly, at least seventy percent (70%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of the CP La Castellana and CP Achiras; and (b) CP Renovables shall maintain (x) directly, ninety-five percent (95%) beneficial ownership of CP La Castellana and CP Achiras; and (y) control of CP La Castellana and CP Achiras. In addition, (ii) after each project completion date, (a) we shall maintain (x) directly or indirectly, at least fifty and one tenth percent (50.1%) beneficial ownership of each of CP La Castellana, CP Achiras and CP Renovables; and (y) control of each of CP La Castellana, CP Achiras and CP Renovables; and (b) CP Renovables shall maintain control of CP La Castellana and CP Achiras. Finally, there are certain requirements to be fulfilled in order to distribute dividends from CP La Castellana and CP Achiras. As of March 31, 2024, the Group has met such obligations.

Under the subscribed trust guarantee agreement, as of March 31, 2024 and as of December 31, 2023, there are trade receivables with specific assignment for the amount of 2,070,449 and 3,152,442, respectively.

As of March 31, 2024 and as of December 31, 2023, the balance of these loans amounts to 76,281,509 and 113,537,359, respectively.

7.3.2. Borrowing from Kreditanstalt für Wiederaufbau (“KfW”)

On March 26, 2019 the Company entered into a loan agreement with KfW for an amount of USD 56 million in relation to the acquisition of two gas turbines, equipment and related services relating to the Luján de Cuyo cogeneration unit project.

In accordance with the terms of the agreement, the loan accrues an interest equal to LIBOR plus 1.15%. As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, the Company and KfW amended the loan agreement on June 30, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161%. The loan is amortizable quarterly in 47 equal and consecutive installments as from the day falling six months after the commissioning of the gas turbines and equipment.

Pursuant to the loan agreement, among other obligations, CPSA has agreed to maintain as of December 31 of each year a debt ratio of no more than 3.5:1.00. As of the date of issuance of this financial statement, the Company has complied with that requirement.

As of March 31, 2024 and as of December 31, 2023, the balance of this loan amounts to 23,105,555 and 37,195,134, respectively.

7.3.3. Loan from Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC.

On June 12, 2019, the Company entered into a loan agreement with Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC. for USD 180 million to fund the acquisition of the Thermal Station Brigadier López.

According to the terms of the agreement, this loan accrues at a variable interest rate based on the LIBO rate plus a margin. Due to the suspension of the LIBO rate on June 30, 2023, the Company and Citibank N.A., JP Morgan Chase Bank N.A. and Morgan Stanley Senior Funding INC amended the loan agreement on August 16, 2023, replacing the LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a Credit Adjustment Spread (CAS) of 0.26161% applicable as from September 12, 2023.

- 20 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Considering the restrictions imposed by the Argentine Central Bank (“BCRA”) described in Note 13, two amendments to the loan agreement were entered into on December 22, 2020 and June 15, 2021 whereby the amortization calendar was modified so as to comply with BCRA requirements. As part of such amendments, the applicable interest rates were increased in 200 basic points and then in 125 basic points, and limitations were established for the payment of dividends as follows: no dividends could be paid during 2021, only up to USD 25 million could be paid during 2022, and only up to USD 20 million could be paid during 2023.

On October 19, 2023, the Company paid in advance the principal for an amount of USD 49,043,078, under the terms and conditions of the loan agreement, thus after such payment, the principal owed amounts to USD 6,056,922 due on January 2024. This way, more than 80% of the loan was repaid. Therefore, as from that date, the dividend payment limitation was no longer effective.

The loan balance was totally paid at due date. As of December 31, 2023, the balance of this loan amounted to 7,455,853.

7.3.4. Loan from the IFC to the subsidiary Vientos La Genoveva S.A.U.

On June 21, 2019, Vientos La Genoveva S.A.U., a CPSA subsidiary, entered into a loan agreement with IFC on its own behalf, as Eligible Hedge Provider and as an implementation entity of the Managed Co-Lending Portfolio Program (MCPP) administered by IFC, for an amount of USD 76.1 million.

Pursuant to the terms of the agreement subscribed with Vientos La Genoveva S.A.U., this loan accrues an interest rate equal to LIBOR plus 6.50% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva S.A.U. together with IFC amended this agreement on June 14, 2023, replacing LIBO rate with the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.26161% applicable as from August 15, 2023. The loan is amortizable quarterly in 55 installments as from November 15, 2020.

Other related agreements and documents, such as the Guarantee and Sponsor Support Agreement (the “Guarantee Agreement” by which CPSA completely, unconditionally and irrevocably guarantees, as the main debtor, all payment obligations undertaken by Vientos La Genoveva S.A.U until the project reaches the commercial operations date) hedging agreements, guarantee trusts, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

Pursuant to the Guarantee Agreement, among other customary covenants for this type of facilities, CPSA has committed, until the project completion date, to maintain (i) a leverage ratio of not more than 3.5:1.00; and

(ii) an interest coverage ratio of not less than 2.00:1.00. In addition, CPSA, upon certain conditions, agreed to make certain equity contributions to Vientos La Genoveva S.A.U. As of March 31, 2024, the Group has met the requirements described in (i) and (ii) above.

Finally, there are certain requirements to be fulfilled in order to distribute dividends from Vientos La Genoveva S.A.U.

Under the subscribed trust guarantee agreement, as of March 31, 2024 as of December 31, 2023, there are trade receivables with specific assignment for the amounts of 6,028,874 and 8,373,522, respectively.

As of March 31, 2024 and as of December 31, 2023, the balance of the loan amounts to 51,713,868 and 76,074,992, respectively.

7.3.5. Loan from Banco de Galicia y Buenos Aires S.A. to CPR Energy Solutions S.A.U.

On May 24, 2019, CPR Energy Solutions S.A.U. (subsidiary of CPR) entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 12.5 million to fund the construction of the wind farm “La Castellana II”.

- 21 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

According to the executed agreement, this loan accrues a fixed interest rate equal to 8.5% during the first year, which will be increased 0.5% per annum until the sixty-first interest period. The loan is amortizable quarterly in 25 installments as from May 24, 2020.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by CPR Energy Solutions S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, promissory notes and other agreements have been executed.

On September 3, 2021, CPR Energy Solutions S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

As of March 31, 2024 and as of December 31, 2023, the balance of this loan amounts to 4,312,235 and 6,826,795, respectively.

7.3.6. Loan from Banco Galicia y Buenos Aires S.A. to subsidiary Vientos La Genoveva II S.A.U.

On July 23, 2019, subsidiary Vientos La Genoveva II S.A.U. entered into a loan agreement with Banco de Galicia y Buenos Aires S.A. for an amount of USD 37.5 million.

According to the executed agreement, this loan accrues LIBOR plus 5.95% As a consequence of the suspension of LIBO rate, occurred on June 30, 2023, Vientos La Genoveva II S.A.U. and Banco de Galicia y Buenos Aires S.A. entered into an amendment agreement on July 21, 2023, whereby the interest rate changed to the Secured Overnight Financing Rate (SOFR) plus a fixed Credit Adjustment Spread (CAS) of 0.42826% applicable as of July 24, 2023. The loan is amortizable quarterly in 26 installments starting on the ninth calendar month counted from the disbursement date.

Other agreements and related documents, like the Collateral (in which CPSA totally, unconditionally and irrevocably guarantees, as main debtor, all the payment obligations assumed by Vientos La Genoveva II S.A.U. until total fulfillment of the guaranteed obligations or until the project reaches the commercial operation date, what it happens first) -, guarantee agreements on shares, guarantee agreements on wind turbines, direct agreements and promissory notes have been signed.

As of September 3, 2021, Vientos La Genoveva II S.A.U. has fulfilled all the requirements and conditions to prove the occurrence of the project’s compliance date. As a result, the Collateral posted by the Company was released.

As of March 31, 2024 and as of December 31, 2023, the balance of this loan amounts to 13,009,167 and 20,227,321, respectively.

7.3.7. Financial trust corresponding to Thermal Station Brigadier López

Within the framework of the acquisition of Thermal Station Brigadier López, the Company assumed the capacity of trustor in the financial trust previously entered into by Integración Energética Argentina S.A., which was the previous owner of the thermal station. The financial debt balance at the transfer date of the thermal station was USD 154,662,725.

According to the provisions of the trust agreement, the financial debt accrued an interest rate equal to the LIBO rate plus 5% or equal to 6.25%, whichever is higher, and it was monthly amortizable. On April 5, 2022, this loan has been paid in full.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Under the subscribed trust guarantee agreement, as of March 31, 2023 and as of December 31, 2023, there are trade receivables with specific assignment for the amounts of 884,757 and 1,341,485, respectively.

As of the date of these financial statements, procedures needed for the financial trust liquidation are being made.

7.3.8. CP Manque S.AU. and CP Los Olivos S.A.U. Program of Corporate Bonds

On August 26, 2020, under Resolution No. RESFC-2020 - 20767 - APN.DIR#CNVM, the public offering of the Global Program for the Co-Issuance of Simple Corporate Bonds (not convertible into shares) by CP Manque S.A.U. and CP Los Olivos S.A.U. (both subsidiaries of CPR, and together the “Co-issuers”) for the amount of up to USD 80,000,000 was authorized. By virtue of such program, the Co-Issuers may issue corporate bonds, of different class and/or series, that may qualify as social, green and sustainable marketable securities under the criteria established by CNV in that regard.

Within the framework of the mentioned program, on September 2, 2020, Corporate Bonds Class I were issued for an amount of USD 35,160,000 at a fix 0% interest rate expiring on September 2, 2023; and Corporate Bonds Class II were issued for 1,109,925 at a variable interest rate equivalent to BADLAR, plus an applicable margin of 0.97% expiring on September 2, 2021. After such maturity date, Corporate Bonds Class I and Class II were fully paid.

7.3.9. CPSA Notes Program

On July 31, 2020, the Special Shareholders’ Meeting of the Company approved the creation of a new global issuance program of corporate bonds for a maximum amount of up to USD 500,000,000 (or its equivalent in other currency), which shall be issued at short, mid or long term, simple, not convertible into shares, under the terms of the Corporate Bonds Act (the “Program”). Moreover, the Board of Directors was granted the powers to determine and establish the conditions of the Program and of the corporate bonds to be issued under it provided they had not been expressly determined at the Shareholders’ Meeting. On October 29, 2020, CNV approved the creation of such program, which shall expire on October 29, 2025, in accordance with the regulations in force.

Within this program framework, the Company issued two types of corporate bonds. On the one hand, on September 17, 2023, the paying in and liquidation of the Class A Corporate Bond (CB) took place, denominated, paid-in and payable in US dollars abroad. The characteristics of this CB are the following: i) face value issued: USD 37,232,818, ii) interest rate, determined by bidding: 7%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 30 months to be counted as from September 17, 2023 and vi) applicable law and deposit place: Argentina, Caja de Valores S.A. On the other hand, on October 17, 2023, the paying in and liquidation of the international bond denominated “10% Senior Notes due 2025” (Class B CB) took place. Such bond is denominated, paid-in and payable in US dollars abroad, under the Reg S scheme. The characteristics of this bond are the following: i) face value issued: USD 50,000,000, ii) interest rate, determined by bidding: 10%, iii) periodicity of the interest coupon: six months, iv) amortization: bullet, v) term: 24 months to be counted as from October 17, 2023 and vi) applicable law and deposit place: New York, Euroclear.

Finally, on October 20, 2023, the Company decided to reopen the Class A CB. This procedure allows to offer in the market a security which replicates the conditions of the security already offered, incorporating the interest rate determined in the original offer (7%) and to bid the price. As a result of this process, the Company issued additional USD 10,000,000 for the Class A CB, with an issuance price of 102.9%.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

7.3.10. CPSA´s Shares Buyback Program

On October 13, 2022, the Company’s Board of Directors approved the creation of a program for the acquisition of shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media. Such program ended on April 11, 2023. Under the program framework, the subsidiary CPR acquired 125,782 CPSA shares for a total amount of 134,704.

On August 24, 2024, the Company's Board of Directors approved the creation of a new program for the acquisition of the shares issued by the Company as per the regulations in force, for a maximum amount of up to USD 10,000,000 or the lowest amount from the acquisition until reaching 10% of the share capital and for a 180-calendar-day period counted as from the business day following the publication of the purchase in the market’s media, which shall be subject to any term renewal or extension. The acquisition procedures may be conducted by the Company and/or its subsidiaries with a daily limit for operations of up to 25% of the average volume of daily transactions for the share in the markets in which it is listed, considering to such end the previous 90 trading business days. The maximum price to be paid is USD 8 per American Depositary Receipt (“ADR”) in the NYSE and up to a maximum of ARS 605 per share in BYMA, which was increased to ARS 800 per share as per the decision of the Company's Board of Directors on October 17, 2023. As of September 30, 2023, CPSA acquired 2,299,993 of its own shares under the program for a total amount of 2,516,590.

The operations conducted through both programs have been recorded as own shares acquisitions in accordance with IAS 32. Therefore, the consideration paid for such shares was directly recorded against Equity under the “Other equity accounts” item.

7.3.11. Mitsubishi Corporation Loan

On November 29, 1996, the Company Central Costanera S.A. entered into an Agreement with Mitsubishi Corporation for the installation of a combined cycle power station. The original agreement includes a USD 192.5 million financing in 12 years counted as from the provisional reception of the project, with an annual

7.42 % fixed rate and a semester capital and interest amortization.

On October 27, 2014, Central Costanera S.A. and Mitsubishi Corporation agreed on the restructuring of such liabilities. Among the main restructuring conditions, the following stand out: accrued and accumulated interest remission as of September 30, 2014 for the amount of USD 66,061,897; the rescheduling of capital due date for the amount of USD 120,605,058 for an 18-year term, with a 12-month grace period, which must be totally paid before December 15, 2032; a minimum annual payment of USD 3,000,000 in concept for capital, in quarterly installments; an annual 0.25% fixed rate; and certain dividend payment restrictions were agreed on.

Considering the restrictions imposed by the Argentine Central Bank described on Note 13, several amendments to the loan agreement were entered into as from September 30, 2020.

The loan considers certain financial restrictions, which as of March 31, 2024 have been completely fulfilled by Central Costanera S.A. Moreover, as guarantee of the obligations undertaken, Central Costanera S.A. has a pledge in favor of Mitsubishi Corporation with a first degree recording on the financed asset.

As of March 31, 2024 and as of December 31, 2023, the liabilities balance amounts to 36,368,592 and 51,751,069, respectively.

7.3.12. Loan from Equinor Wind Power AS

As a result of the acquisition of the solar farm Guañizuil II A, the Group assumed the liabilities corresponding to the loan granted to the subsidiary Cordillera Solar VIII (“CSVIII”) by its previous shareholder Equinor Wind Power AS for a capital amount of USD 62,199,879 and interest for USD 8,983,951. As a guarantee for such loan, CSVIII gave a first-grade pledge over certain properties, plant, and equipment of such company in favor of Equinor Wind power AS.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

On October 18, 2023, both parties agreed on a refinancing plan for a 24-month term counted as from the refinancing date at a 9% annual rate. In addition, on such dates, CSVIII paid an amount of USD 40 million with funds obtained through the loan described on Note 7.3.13.

Moreover, as a result of the acquisition, the Group acquired the liabilities for the loan Junior Shareholder Loan Agreement granted to CSVIII for a USD 1,768,897 balance, which on October 18, 2023, was refinanced at a 9% annual rate to be paid 24 months after the refinancing date.

As of March 31, 2024 and as of December 31, 2023, the loans balance amounts to 10,210,139 and 22,189,577, respectively.

7.3.13. Loan from Banco Santander International

On October 18, 2023, the subsidiary Cordillera Solar VIII S.A. agreed on financing with Banco Santander International for an amount of USD 40 million with a 6.5% annual rate to be paid on the 24 months after the granting of the loan.

As of March 31, 2024 and as of December 31, 2023, the balance of this loans amounts to 35,286,848 and 49,695,457, respectively.

7.3.14. Loan from Banco Santander S.A. to Vientos La Genoveva II S.A.U.

On March 11, 2024, the subsidiary Vientos La Genoveva II S.A.U. agreed on a short-term loan with Banco Santander S.A. for a total amount of USD 483,482 to finance the acquisition of trackers, panels and inverters, and transformation centers to be installed in the solar farm San Carlos (see Note 11.2). This loan accrues a 7% annual interest rate, being its maturity date March 9, 2025.

7.4. Quantitative and qualitative information on fair values Valuation techniques

The fair value reported in connection with the abovementioned financial assets and liabilities is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The following methods and assumptions were used to estimate the fair values:

Management assessed that the fair values of current trade receivables approximate their carrying amounts largely due to the short-term maturities of these instruments.

The Group measures long-terms receivables at fixed and variable rates based on discounted cash flows. The valuation requires that the Group adopt certain assumptions such as interest rates, specific risk factors of each transaction and the creditworthiness of the customer.

Fair value of quoted debt securities, mutual funds, stocks and corporate bonds is based on price quotations at the end of each reporting period.

The fair value of debts and loans accruing interest is equivalent to their book value, except for the loan granted by Mitsubishi Corporation to the controlled company Central Costanera S.A.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

Fair value hierarchy

The following tables provides, by level within the fair value measurement hierarchy, the Company’s financial assets, that were measured at fair value on recurring basis as of March 31, 2024 and as of December 31, 2023:

	Measurement	Fair value measurement using:
As of March 31, 2024	date	Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value
Financial assets at fair value through profit or loss
Mutual funds	03.31.2024	10,166,282	10,166,282	-	-
Public debt securities (1)	03.31.2024	109,599,790	109,599,790	-	-
Stocks and corporate bonds	03.31.2024	1,086,460	1,086,460	-	-
Interest rate swap	03.31.2024	6,222,174	-	6,222,174	-
Total financial assets measured at fair value		127,074,706	120,852,532	6,222,174	-

(1) Includes 41,943,690 corresponding to government securities issued by the National Government and 67,656,100 corresponding to T-BILLs.

	Measurement	Fair value measurement using:
As of December 31, 2023	date	Total	Level 1	Level 2	Level 3
		ARS 000	ARS 000	ARS 000	ARS 000
Assets measured at fair value
Financial assets at fair value through profit or loss
Mutual funds	12.31.2023	27,297,140	27,297,140	-	-
Public debt securities (1)	12.31.2023	155,681,550	155,681,550	-	-
Stocks and corporate bonds	12.31.2023	3,855,573	3,855,573	-	-
Interest rate swap	12.31.2023	7,520,144	-	7,520,144	-
Total financial assets measured at fair value		194,354,407	186,834,263	7,520,144	-

(1) Includes 71,357,028 corresponding to government securities issued by the National Government and 84.324.522 corresponding to T-BILLs.

There were no transfers between hierarchies and there were not significant variations in assets values.

The information on the Group’s objectives and financial risk management policies is included in Note 17 to the issued financial statements as at December 31, 2023.

8. Non-financial assets and liabilities

8.1. Other non-financial assets

	03-31-2024	12-31-2023
Non-current:	ARS 000	ARS 000
Tax credits	172,112	216,743
Income tax credits	64,658	237,867
Prepayments to vendors	4,512	6,841
	241,282	461,451
Current:
Upfront payments of inventories purchases	4,469,073	7,212,737
Prepayment insurance	6,974,398	797,671
Tax credits	1,913,860	5,102,089
Dividends receivable from associated companies (Note 10)	-	4,434,247
Other	2,410,468	982,378
	15,767,800	18,529,122

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

8.2. Other non-financial liabilities

	03-31-2024	12-31-2023
	ARS 000	ARS 000
Non-current:
VAT payable	26,979,406	40,664,535
Tax on bank account transactions payable	1,275,787	1,908,204
	28,255,193	42,572,739
Current:
VAT payable	22,732,744	29,790,902
Turnover tax payable	365,011	551,049
Income tax withholdings payable	719,505	5,940,509
Concession fees and royalties	185,322	457,634
Tax on bank account transactions payable	1,513,701	1,687,820
Dividends payable	275	-
Other	1,516,716	414,483
	27,033,274	38,842,397

8.3. Compensation and employee benefits liabilities

	03-31-2024	12-31-2023
	ARS 000	ARS 000
Non-current:
Employee long-term benefits	6,178,920	5,017,608
Current:
Employee long-term benefits	1,433,277	2,173,162
Vacation and statutory bonus	7,101,197	7,220,867
Contributions payable	1,845,930	2,344,326
Bonus accrual	5,841,502	11,782,475
Other	182,982	324,466
	16,404,888	23,845,296

9.Equity reserves

On April 28, 2023, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 4,495,102 and to allocate the remaining unappropriated earnings as of December 31, 2022 to create a voluntary reserve in order to be applied to future dividends payment based on the evolution of the Company´s financial situation and according to current Company´s dividends distribution policy. On September 15, 2023, such reserve was increased in 211,501,729 through the partial deallocation of the voluntary reserve as decided by the Company’s Shareholders’ Meeting on such date.

On November 2, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 29.72 ARS per share.

On December 1, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 32.431222 ARS per share.

On December 15, 2023, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 11 ARS per share.

On January 2, 2024, the Company’s Board of Directors decided to partially deallocate the voluntary reserve intended for dividends payment so as to distribute a dividend equivalent to 5.75 ARS per share.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

On April 30, 2024, the Shareholders’ Meeting of the Company approved to increase the legal reserve in the amount of 7,402,192 and to allocate the remaining unappropriated earnings as of December 31, 2023 to increase a voluntary reserve in order to be applied to future dividends payment based on the evolution of the Company´s financial situation and according to current Company´s dividends distribution policy.

10. Information on related parties

The following table provides the transactions performed and the accounts payable to/receivable from related parties as of the corresponding period/year:

		Income	Expenses	Receivables	Payables
		ARS 000	ARS 000	ARS 000	ARS 000
Associates:
Termoeléctrica José de San Martín S.A.	03-31-2024	-	-	-	-
	03-31-2023	500	-	194	-
	12-31-2023	346	-		-

Distribuidora de Gas Cuyana S.A.	03-31-2024	-	937,578	-	299,771
	03-31-2023	13,509	1,250,630	-	502,190
	12-31-2023	67,657	6,907,934	-	429,921

Distribuidora de Gas del Centro S.A.	03-31-2024	-	-	-	-
	03-31-2023	13,509	-	-	102,110
	12-31-2023	67,733	-	-	-

Inversora de Gas del Centro S.A.	03-31-2024	-	-	-	-
	03-31-2023	-	-	-	-
	12-31-2023	-	-	4,434,247	-

Energía Sudamericana S.A.	03-31-2024	-	-	-	-
	03-31-2023	36,045	-	25,774	-
	12-31-2023	65,992	-	-	-
Related companies:
RMPE Asociados S.A.	03-31-2024	578	1,399,886	1,247,265	-
	03-31-2023	376	1,400,533	1,314,892	-
	12-31-2023	1,080	4,976,414	-	-
Total	03-31-2024	578	2,337,464	1,247,265	299,771
	03-31-2023	63,939	2,651,163	1,340,860	604,300
	12-31-2023	202,808	11,884,348	4,434,247	429,921

Balances and transactions with shareholders

As of March 31, 2024 and as of December 31, 2023, there is a balance with shareholders of 3,630 and 28,911, respectively, corresponding to the personal property tax entered by the Company under the substitute decision maker scheme.

Terms and conditions of transactions with related parties

Balances at the related reporting period-ends are unsecured and interest free. There have been no guarantees provided or received for any related party receivables or payables.

For the three-month periods ended March 31, 2024 and 2023 the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken at the end of each reporting period by examining the financial position of the related party and the market in which the related party operates.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

During the three-month period ended March 31, 2024, the Group sold 2,6% of its shareholding in controlled companies, without such implying the loss of control over such companies. As per IFRS 10, the effects of such transaction were directly recognized in equity.

11. Contracts, acquisitions and agreements

11.1. Acquisition of equity interest in AbraSilver Resource Corp.

On April 22, 2024, Proener S.A.U. entered into a shares subscription agreement for a 4% interest in the capital stock of AbraSilver Resource Corp. (a Canadian company listed in the Canadian stock market), which is the owner of the silver-gold project Diablillos located in the Northwest region of Argentina.

11.2. San Carlos Solar Power Station

During 2022, within the framework of MEyM Resolution No. 281/2017, the Company was awarded the project “Parque Solar San Carlos” (solar power station) for a 10 MW power. This project will be built in San Carlos, Salta province. On March 27, 2024, the agreements for the construction of the solar farm were signed with the Chinese company Shanghai Electric Power Construction Company Ltd. Argentina.

11.3. Granted guarantees

The Group has posted a bank guarantee to cover the obligations undertaken under the Concession Agreement of Complejo Hidroeléctrica Piedra del Águila for 126,932.

On March 19, 2009, the Group entered into a pledge agreement with the former Secretariat of Energy to secure its obligations in favor of FONINVEMEM trusts by virtue of the operation and maintenance agreement of the Timbúes and Manuel Belgrano power stations, by which it pledged as a collateral 100% of the shares in TSM and TMB.

On the other hand, shares acquired by the Group in Central Costanera S.A. have a pledge for which the Group will follow the procedure to achieve its extinguishment.

Regarding the agreement described in Note 7.3.13., the Group has granted T-BILLs as compliance guarantee, which are included under non-current other financial assets.

Likewise, the Group entered into various guaranteed agreements to provide performance assurance of its obligations arising from the agreements described in Notes 1.2.a) to the consolidated financial statements for the year ended December 31, 2023, already issued and in Notes 7.3.1, 7.3.3, 7.3.4, 7.3.8, 7.3.9, 7.3.11 and 7.3.12.

12. Tax integral inflation adjustment

Pursuant to Law no. 27,468, modified by Law no. 27,430 to determine the amount of taxable net profits for fiscal years commencing January 1, 2019, the inflation adjustment calculated on the basis of the provisions set forth in the income tax law will have to be added to or deducted from the fiscal year’s tax result. This adjustment will only be applicable (a) if the variance percentage of the consumers price index (“IPC”) during the 36 months prior to fiscal year closing is higher than 100%, and (b) for the first, second, and third fiscal year as of its effective date, the accumulated IPC variance is higher than 55%, 30% or 15% of such 100%, respectively. The positive or negative tax inflation adjustment, depending on the case, corresponding to the first, second and third period commenced as from January 1, 2018, which must be calculated in case of verifying the statements on the foregoing paragraphs (a) y (b), shall be charged in a sixth for that fiscal period and the remaining five sixths, equally, in the immediately following fiscal periods.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

At December 31, 2019 and during the following fiscal years, such conditions have been already met. Consequently, the current and deferred income tax have been booked in the fiscal year ended December 31, 2019 including the effects derived from the application of the tax inflation adjustment under the terms established by the income tax law.

13. Measures in the Argentine economy

On December 10, 2023, new government authorities took office, which authorities issued a series of measures among whose main objectives the following stand out: flexibility of regulations for economic development, reduction of expenses towards reducing fiscal deficit, reduction of subsidies, among others. Within the context of the new government, there was a significant devaluation of the Argentine peso which was reflected on the official exchange rate.

Foreign exchange market

As from December 2019, the BCRA issued a series of communications whereby it extended indefinitely the regulations on Foreign Market and Foreign Exchange Market issued by BCRA that included regulations on exports, imports and previous authorization from BCRA to access the foreign exchange market to transfer profits and dividends abroad, as well as other restrictions on the operation in the foreign exchange market.

Particularly, as from September 16, 2020, Communication “A” 7106 established, among other measures referred to human persons, the need for refinancing the international financial indebtedness for those loans from the non-financial private sector with a creditor not being a related counterparty of the debtor expiring between October 15, 2020 and March 31, 2021. The affected legal entities were to submit before the Central Bank a refinancing plan under certain criteria: that the net amount for which the foreign exchange market was to be accessed in the original terms did not exceed 40% of the capital amount due for that period and that the remaining capital had been, as a minimum, refinanced with a new external indebtedness with an average life of 2 years. This point shall not be applicable when indebtedness is taken from international entities and official credit agencies, among others. As from April 1, 2021, through Communication “A” 7230, BCRA decided to establish at the equivalent of USD 2 million the maximum amount per calendar month whereby the debtor would access the foreign exchange market for repaying the indebtedness described in point 7 of Communication “A” 7106, operating until December 31, 2021 (successively extended until December 31, 2023 through BCRA Communications “A” 7466 and 7621). Since December 31, 2023, the provisions on point 7 of Communication “A” 7106 (as amended and extended) have had no more effects. The effects of this regulation for the Company are described in Notes 7.3.3 and 7.3.11.

As of the issuance date of these financial statements, after the new authorities took office on December 10, 2023, the restrictions for the payment of imports with customs entry record prior to December 13, 2023 were reduced, while other BCRA restrictions to access to the Unique and Free Exchange Rate Market and to operate in the exchange rate market are kept.

Income Tax

On June 16, 2021, the Argentine Executive Power passed Law No. 27630, which established changes in the corporate income tax rate for the fiscal periods commencing as from January 1, 2021. Such law establishes payment of the tax based on a structure of staggered rates regarding the level of accumulated taxable net income. The estimated amounts in this scale will be annually adjusted, considering the annual variation of the consumer price index provided by the INDEC corresponding to October of the year prior to the adjustment compared with the same month of the previous year. For fiscal year 2023 the applicable scale was the following: 25% up to an accumulated taxable net income of 14.3 million Ps.; 30% for the excess of such amount up to 143 million Ps.; and 35% for the excess of such amount. Meanwhile, for fiscal year 2024 the applicable scale is the following: 25% up to an accumulated taxable net income of 102.3 million Ps.; 30% for the excess of such amount up to 347 million Ps.; and 35% for the excess of such amount.

14. Restrictions on income distribution

Pursuant to the General Legal Entities Law and the Bylaws, 5% of the profits made during the fiscal year must be assigned to the statutory reserve until such reserve reaches 20% of the Company’s Capital Stock.

The profits that are distributed to human persons of Argentina and abroad and foreign legal entities are subject to a withholding of 7% as dividend tax, to the extent that such profits correspond to fiscal years closed after December 31, 2017.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

 EXHIBIT A

CENTRAL PUERTO S.A.

PROPERTY, PLANT AND EQUIPMENT

AS OF MARCH 31, 2024 AND AS OF DECEMBER 31, 2023

	03-31-2024
	Cost
	At the beginning	Additions	Transfers	Disposals	At the end
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Lands and buildings	294,572,971	1,776,779	-	-	296,349,750
Electric power facilities	1,305,762,790	14,181,944	(33,361)	-	1,319,911,373
Wind turbines	322,490,911	-	-	-	322,490,911
Gas turbines	35,455,654	-	-	-	35,455,654
Construction in progress	132,615,818	16,791,807	-	-	149,407,625
Other	59,539,007	9,864	33,361	(27,142)	59,555,090
Total 03-31-2024	2,150,437,151	32,760,394	-	(27,142)	2,183,170,403

	03-31-2024					12-31-2023
	Depreciation and impairment
	At the beginning	Charges	Disposals and impairment	At the end	Net book value	Net book value
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000

Lands and buildings	36,865,835	2,467,477	-	39,333,312	257,016,438	257,707,159
Electric power facilities	725,302,855	15,919,872	-	741,222,727	578,688,646	580,459,935
Wind turbines	69,810,669	4,060,068	-	73,870,737	248,620,174	252,680,233
Gas turbines	-	-	-	-	35,455,654	35,455,656
Impairment of gas turbines	11,351,290	-	-	11,351,290	(11,351,290)	(11,351,290)
Impairment of electric power facilities, lands and buildings,
construction in progress and others (1)	109,864,085	(983,572)	-	108,880,513	(108,880,513)	(109,864,085)
Construction in progress	-	-	-	-	149,407,625	132,615,828
Other	46,532,893	516,915	(27,142)	47,022,666	12,532,424	13,006,086
Total 03-31-2024	999,727,627	21,980,760	(27,142)	1,021,681,245	1,161,489,158
						1,150,709,523

(1)  See note 2.3.8. to the issued financial statements as at December 31, 2023.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT B

CENTRAL PUERTO S.A.

INTANGIBLE ASSETS

AS OF MARCH 31, 2024 AND AS OF DECEMBER 31, 2023

	03-31-2024						12-31-2023
	Amortization and impairment
	Cost At the beginning and at the end	At the beginning	%	Charges	At the end	Net book value	Net book value
	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000	ARS 000

Concession right	229,825,088	228,627,308	3.3	598,890	229,226,198	598,890	1,197,781
Transmission lines and electrical substations for wind farms impairment	18,776,656	5,216,433	5	235,562	5,451,995	13,324,661	13,560,222
Turbogas and turbosteam supply agreements for thermal station Brigadier López (“BL contracts”)	115,183,664	89,544,585	(1)	-	89,544,585	25,639,079	25,639,079
BL contracts impairment (2)	-	16,204,187	5	-	16,204,187	(16,204,187)	(16,204,187)
Total 03-31-2024	363,785,408	339,592,513		834,452	340,426,965	23,358,443
							24,192,895

(1)  Related to turbogas supply agreement.

(2)  See note 2.3.8. to the issued financial statements as at December 31, 2023.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT E

CENTRAL PUERTO S.A.

ALLOWANCES AND PROVISIONS

AS OF MARCH 31, 2024 AND AS OF DECEMBER 31, 2023

	03-31-2024						12-31-2023
Item	At beginning	Increases	Decreases		Recoveries	At end	At end
	ARS 000	ARS 000	ARS 000		ARS 000	ARS 000	ARS 000
ASSETS

Non-current

Inventories	6,197,123	-	-		-	6,197,123	6,197,123
Trade and other receivables
Allowance for doubtful accounts - Trade receivables	59,812	4,563	(20,365	)(1)	-	44,010	59,812
Total 03-31-2024	6,256,935	4,563	(20,365)		-	6,241,133
Total 12-31-2023	5,192,789	1,134,584	(31,906	)(1)	(38,532)		6,256,935
LIABILITIES
Provisions
Current
Provision for lawsuits and claims	2,462,578	189,281	(838,421	)(1)	78,883	1,892,321	2,462,578
Total 03-31-2024	2,462,578	189,281	(838,421)		78,883	1,892,321
Total 12-31-2023	217,743	2,484,370	(206,612	)(1)	(32,923)		2,462,578

(1)  Income (loss) for exposure to change in purchasing power of currency for the year.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT F

CENTRAL PUERTO S.A.

COST OF SALES

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2024 AND 2023

	03-31-2024	03-31-2023
	ARS 000	ARS 000
Inventories and biological assets at beginning of each period	168,182,664	112,164,324
Purchases and operating and forest production for each period:
– Purchases	9,058,381	9,122,329
– Operating expenses (Exhibit H)	61,410,112	54,319,807
– Forest production (Exhibit H)	1,889,905	1,721,437
– Forest growth and revaluation of biological assets	7,257,610	4,661,399
	79,616,008	69,824,972
Inventories and biological assets at the end	(174,972,583)	(117,304,004)
Total sales costs	72,826,089	64,685,292

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT G

CENTRAL PUERTO S.A.

FINANCIAL ASSETS AND LIABILITIES IN FOREIGN CURRENCY

AS OF MARCH 31, 2024 AND AS OF DECEMBER 31, 2023

	03-31-2024					12-31-2023
Account	Currency and amount (in thousands)		Effective exchange rate(1)		Book value	Currency and amount (in thousands)		Book value
					ARS 000			ARS 000
NON-CURRENT ASSETS
Trade and other receivables	USD	181,260	857.42	(2)	155,415,054	USD	191,195	234,374,611
Other financial assets	USD	47,512	855.00		40,622,760	USD	46,796	57,148,805
					196,037,814			291,523,416
CURRENT ASSETS
Cash and cash equivalents	USD	5,847	855.00		4,999,185	USD	14,046	17,153,517
	EUR	2	924.17		1,848	EUR	2	2,697
Other financial assets	USD	81,482	855.00		69,667,110	USD	66,180	80,822,755
Trade and other receivables	USD	139,772	857.42	(2)	119,842,847	USD	105,677	129,542,849
	USD	20,688	855.00		17,688,240	USD	18,607	22,723,585
					212,199,230			250,245,403
					408,237,044			541,768,819
NON-CURRENT LIABILITIES
Loans and borrowings	USD	356,303	858.00		305,707,974	USD	363,490	445,561,543
Trade and other payables	USD	2,616	858.00		2,244,528	USD	2,319	2,842,601
Provisions	USD	2,300	858.00		1,973,400	-	-	-
					309,925,044			448,404,144
CURRENT LIABILITIES
Loans and borrowings	USD	49,670	858.00		42,616,860	USD	60,002	73,549,529
Trade and other payables	USD	51,998	858.00		44,614,284	USD	38,950	47,744,412
	EUR	1,761	929.56		1,636,950	EUR	1,532	2,078,278
	SEK	2,389	81.34		194,332	SEK	202	24,813
					89,062,426			123,397,032
					398,987,470			571,801,176
USD: US dollar.
EUR: Euro.
SEK: Swedish Crown.

(1)   At the exchange rate prevailing as of March 31, 2024 as per the Argentine National Bank.

(2)    At the exchange rate according to Communication “A” 3500 (wholesale) prevailing as of March 31, 2024 as per the Argentine Central Bank.

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English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT H

CENTRAL PUERTO S.A.

INFORMATION REQUIRED BY LAW 19,550, ART. 64, PARAGRAPH I, SUBSECTION b)

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2024 AND 2023

	03-31-2024				03-31-2023
Accounts	Operating expenses	Forest production expenses	Administrative and selling expenses	Total	Operating expenses	Forest production expenses	Administrative and selling expenses	Total
	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000	ARS 000
Compensation to employees	15,617,238	152,113	5,159,332	20,928,683	11,498,227	189,963	3,807,455	15,495,645
Other long-term employee benefits	2,733,876	-	271,326	3,005,202	922,934	-	159,034	1,081,968
Depreciation of property, plant and equipment	21,637,995	19,435	323,330	21,980,760	20,179,777	17,020	275,239	20,472,036
Amortization of intangible assets	834,452	-	-	834,452	2,628,872	-	-	2,628,872
Purchase of energy and power	498,854	-	-	498,854	395,797	-	-	395,797
Fees and compensation for services	3,170,581	222,804	4,954,489	8,347,874	3,260,175	303,484	3,073,044	6,636,703
Maintenance expenses	7,935,212	-	34,388	7,969,600	7,162,670	-	22,539	7,185,209
Consumption of materials and spare parts	2,836,505	-	-	2,836,505	2,334,712	45,854	-	2,380,566
Insurance	4,933,054	376	60,436	4,993,866	4,827,702	48,484	96,688	4,972,874
Levies and royalties	818,988	-	-	818,988	897,661	-	-	897,661
Taxes and assessments	206,313	29	827,637	1,033,979	141,595	1,679	535,469	678,743
Tax on bank account transactions	19,652	-	1,165,541	1,185,193	19,506	-	988,333	1,007,839
Forest production services	-	1,480,645	69	1,480,714	-	1,079,979	-	1,079,979
Others	167,392	14,503	133,530	315,425	50,179	34,974	195,642	280,795
Total 03-31-2024	61,410,112	1,889,905	12,930,078	76,230,095
Total 03-31-2023					54,319,807	1,721,437	9,153,443	65,194,687

- 36 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF INCOME AND COMPREHENSIVE INCOME

for the three-month period ended March 31, 2024

	03-31-2024	03-31-2023
	Unaudited
	ARS 000	ARS 000
Revenues	77,472,731	77,980,713
Cost of sales	(44,977,102)	(46,596,353)
Gross income	32,495,629	31,384,360
Administrative and selling expenses	(10,006,887)	(7,837,888)
Other operating income	20,367,146	39,409,976
Other operating expenses	(227,678)	(45,113)
Operating income	42,628,210	62,911,335
Loss on net monetary position	(54,918,766)	(48,039,427)
Finance income	2,736,396	26,622,053
Finance expenses	(14,578,369)	(23,025,192)
Share of the profit of associates and subsidiaries	34,850,506	(12,678,882)
Income before income tax	10,717,977	5,789,887
Income tax for the period	12,982,583	(5,212,117)
Net income for the period	23,700,560	577,770
Total comprehensive income for the period	23,700,560	577,770
– Basic and diluted earnings per share (ARS)	15.77	0.38

- 37 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF FINANCIAL POSITION

as at March 31, 2024

		03-31-2024	12-31-2023
	Notes	Unaudited	Audited
		ARS 000	ARS 000
Assets
Non-current assets
Property, plant and equipment		566,496,458	552,561,073
Intangible assets		10,033,782	10,632,672
Investment in associates		49,326,979	52,588,994
Investment in subsidiaries	Exhibit C	564,929,640	521,567,312
Inventories		8,873,857	9,069,376
Other non-financial assets		69,124	244,637
Trade and other receivables		148,865,051	224,032,043
Other financial assets		1,131,311	1,312,177
		1,349,726,202	1,372,008,284
Current assets
Inventories		10,591,182	9,222,885
Other non-financial assets		6,196,936	8,577,498
Trade and other receivables		172,994,857	171,216,190
Other financial assets		28,635,765	57,953,219
Cash and cash equivalents		120,284	1,805,084
		218,539,024	248,774,876
Total assets		1,568,265,226	1,620,783,160
Equity and liabilities
Capital stock		1,514,022	1,514,022
Adjustment to capital stock		375,177,617	375,177,617
Legal reserve		62,561,439	62,561,439
Voluntary reserve		525,075,670	525,075,671
Other equity accounts		(28,981,054)	(34,158,871)
Voluntary reserve for future dividends distribution		100,243,173	111,170,230
Retained earnings		248,181,940	224,430,484
Total equity		1,283,772,807	1,265,770,592
Non-current liabilities
Trade and other payables		2,244,449	-
Other non-financial liabilities		26,963,525	40,574,903
Loans and borrowings		103,070,562	151,080,194
Compensation and employee benefits liabilities		3,565,853	3,036,952
Deferred income tax liabilities		38,795,957	54,569,923
		174,640,346	249,261,972
Current liabilities
Trade and other payables		34,127,001	41,287,081
Other non-financial liabilities		19,527,235	32,928,447
Loans and borrowings		46,706,868	14,137,559
Compensation and employee benefits liabilities		9,323,354	13,919,389
Income tax payable		-	3,343,583
Provisions		167,614	134,537
		109,852,072	105,750,596
Total liabilities		284,492,419	355,012,568
Total equity and liabilities		1,568,265,226	1,620,783,160

- 38 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

SEPARATE STATEMENT OF CASH FLOWS

for the three-month period ended March 31, 2024

	03-31-2024	03-31-2023
	Unaudited
	ARS 000	ARS 000
Operating activities
Income for the period before income tax
Adjustments to reconcile income for the year before income tax to net cash flows:	10,717,977	5,789,887
Depreciation of property, plant and equipment	12,246,939	12,612,300
Amortization of intangible assets	598,890	2,395,561
Disposal of property, plant and equipment	-	(6,633)
Interest earned from customers	(9,254,644)	(8,260,211)
Finance income	(2,736,396)	(26,622,053)
Finance expenses	14,578,369	23,025,192
Share of the profit of associates and subsidiaries	(34,850,506)	12,678,882
Movements in provisions and long-term employee benefit plan expense	1,887,725	1,077,524
Foreign exchange difference for trade receivables	(10,787,327)	(30,960,555)
Loss on net monetary position	40,147,012	42,513,053
Working capital adjustments:
Increase in trade and other receivables	(15,471,830)	(4,613,928)
Increase in other financial, non-financial assets and inventories	(2,169,708)	(7,560,328)
Decrease in trade and other payables, other non-financial liabilities and liabilities from employee benefits	(24,290,034)	(12,290,497)
Trade and tax interests paid	(126,890)	-
Interest received	7,349,048	6,541,920
Income tax paid	(5,621,929)	(4,830,114)
Insurance recovery collected	-	178,912
Net cash flows (used in) provided by operating activities	(17,783,304)	11,668,912
Investing activities
Purchase of property, plant and equipment	(22,274,216)	(2,083,493)
Interest received from loans granted	-	163,871
Dividends collected	3,773,247	3,317,626
Acquisition of available-for-sale financial assets, net	25,601,122	(23,904,844)
Capital contributions to subsidiaries	(21,092)	(2,415,009)
Net cash flows provided by (used in) investing activities	7,079,061	(24,921,849)
Financing activities
Bank and investment accounts overdrafts paid, net	14,096,679	22,076,678
Dividends paid	(10,272,612)	(3,284,677)
Loans and other financial debts received	26,223,608	-
Loans and other financial debts paid	(15,579,844)	(909,999)
Interest and other financial costs paid	(4,659,753)	(5,190,231)
Net cash flows provided by financing activities	9,808,078	12,691,771
Decrease in cash and cash equivalents	(896,165)	(561,166)
Exchange difference and other financial results	(200,676)	192,418
Monetary results effect on cash and cash equivalents	(587,959)	(288,447)
Cash and cash equivalents as of January 1	1,805,084	1,235,720
Cash and cash equivalents as of March 31	120,284	578,525

- 39 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

CENTRAL PUERTO S.A.

1.Basis of presentation of the separate financial statements

1.1.Summary of the applied accounting policies

The Company presents its separate financial statements according to CNV Regulations, which approved General Regulation No. 622. This regulation establishes that entities issuing shares and/or corporate bonds, with certain exceptions, must prepare their financial statements in accordance with Technical Resolution No. 26 (as amended) of FACPCE, which states the adoption of IFRS as issued by IASB, while other entities will have the option to use IFRS or IFRS for SME in lieu of NCPA (Argentine Professional Accounting Standards).

1.2.Basis for presentation

These separate financial statements for the three-month period ended March 31, 2024 were prepared by applying NIIF.

When preparing these separate financial statements, the Company applied the presentation bases, accounting policies, and relevant accounting judgments, estimate and assumptions described in the attached consolidated financial statements for the three-month period ended March 31, 2024.

- 40 -

English translation of the consolidated financial statements originally filed in Spanish with the Argentine Securities Commission (“CNV”).

In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this translation

EXHIBIT C

CENTRAL PUERTO S.A.

INVESTMENT IN SUBSIDIARIES

AS OF MARCH 31, 2024 AND AS OF DECEMBER 31, 2023

	03-31-2024								12-31-2023
Name and characteristics of securities and issuers	Class	Face value	Number	Cost value	Listed price	Value obtained by the equity method	Share of profit of subsidiaries	Book value	Book value

INVESTMENT IN SUBSIDIARIES
Central Vuelta de Obligado S.A.	1 vote	1	280,950	281	Unlisted	391,475	(524,782)	391,475	916,257
CP Renovables S.A.	1 vote	1	1,475,478,904	1,475,479	Unlisted	100,095,281	20,717,113	100,095,281	79,378,167
Proener S.A.U.	1 vote	1	45,103,803,634	45,103,804	Unlisted	378,367,800	5,730,566	378,367,800	367,408,519
Vientos La Genoveva S.A.U.	1 vote	1	1,620,703,361	1,620,703	Unlisted	56,738,437	7,885,697	56,738,437	48,852,741
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	498,294	Unlisted	29,316,530	4,306,076	29,316,530	25,010,454
Puerto Energía S.A.U	1 vote	1	20,200,000	20,200	Unlisted	20,117	(2,148)	20,117	1,174
							38,112,522	564,929,640	521,567,312

	Latest available financial information
Name and characteristics of securities and issuers	Date	Capital stock	(Loss) Income	Equity	Direct and indirect equity interest %

INVESTMENT IN SUBSIDIARIES
Central Vuelta de Obligado S.A.	03/31/2024	500	(799,064)	696,699	56.19%
CP Renovables S.A.	03/31/2024	1,698,772	23,852,363	117,094,618	90.00%
Proener S.A.U.	03/31/2024	45,103,804	5,781,464	378,470,806	100.00%
Vientos La Genoveva S.A.U.	03/31/2024	1,620,703	7,950,388	52,550,501	100.00%
Vientos La Genoveva II S.A.U.	03/31/2024	498,294	3,603,587	27,587,045	100.00%
Puerto Energía S.A.U.	03/31/2024	20,200	(2,148)	20,117	100.00%

- 41 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: June 6, 2024	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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